

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

David Weinstein
Chief Executive Officer
Renovaro Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

      Re: Renovaro Inc.
          Registration Statement on Form S-3
          Filed October 30, 2024
          File No. 333-282898

Dear David Weinstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tamika Sheppard at 202-551-8346 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Erin Fogarty